Exhibit 99.1

Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549

Intel Commences Compulsory Acquisition for
Remaining Mobileye Shares

SANTA CLARA, Calif., and JERUSALEM, September 28, 2017 -- Intel Corporation (NASDAQ: INTC) and Mobileye B.V. today announced the commencement of the compulsory acquisition for all remaining outstanding shares of Mobileye and that a writ of summons was served on the relevant parties on September 28, 2017. Mobileye B.V., previously Mobileye N.V., was converted from a public limited liability company (naamloze vennootschap) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law on September 1, 2017.

As further described in the Offer to Purchase (as amended and supplemented) and related materials filed with the U.S. Securities and Exchange Commission (the SEC) in connection with the previously announced and completed tender offer for all outstanding shares of Mobileye by Intel, and as provided by Dutch law, the compulsory acquisition is a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) for the compulsory acquisition (uitkoopprocedure) of shares that were not validly tendered. In such a proceeding, the Enterprise Chamber will determine a cash price to be paid for such shares, which Intel has requested be equal to the tender offer consideration of $63.54 per share in cash, less applicable withholding. In order to provide Mobileye shareholders with an indication of the potential timing for a determination by the Enterprise Chamber, and while not dispositive for the pending Intel/Mobileye proceeding, Intel and Mobileye note that the Enterprise Chamber has, in certain precedent transactions, made its determination within six to twelve months following the date of service of the relevant writ of summons.

Intel anticipates that Mobileye shareholders who failed to tender during the tender offer or who did not otherwise sell their interest in Mobileye shares to Cyclops Holdings, LLC, a wholly owned subsidiary of Intel, will be able to receive consideration following the completion of the Enterprise Chamber compulsory acquisition proceeding, subject to the determination of the Enterprise Chamber. As described in the Offer to Purchase, Intel anticipates that any payments to Mobileye shareholders following the completion of the Enterprise Chamber compulsory acquisition proceeding would be subject to withholding taxes in the same manner as if such Mobileye shares had been tendered in the tender offer (including the requirement to complete Israeli withholding tax forms). In particular, Intel anticipates that the withholding tax ruling from the Israeli Tax Authority will continue to apply during the compulsory acquisition proceeding and that any payment for Mobileye shares following the completion of the Enterprise Chamber compulsory acquisition proceeding will be subject to the completion and delivery of a Declaration of Status for Israeli Income Tax Purposes in the same or similar form as was required for shares tendered in the tender offer.

Intel anticipates that, following the judgment of the Enterprise Chamber, Mobileye shareholders will be given the opportunity to voluntarily adhere to the judgment of the Enterprise Chamber by transferring their shares in Mobileye to Cyclops. At such time, Mobileye shareholders may contact their bank, broker or other financial intermediary for assistance with transferring their shares in Mobileye to Cyclops. Please note that, during this voluntary period, transferring Mobileye shares to Cyclops may require a Dutch notarial deed between the relevant beneficial owner of shares held in book-entry form through the facilities of DTC, as seller, and the nominee of DTC (typically Cede & Co.) in whose name such shares are registered in Mobileye’s shareholders register, as transferor, and Cyclops, as transferee. A Dutch notarial deed for the transfer of Mobileye shares to Cyclops during this voluntary period is required under Dutch law and may cause the process for transferring Mobileye shares to Cyclops during this voluntary period to be expensive, cumbersome and time-consuming. For example, each party may be required to provide a power of attorney, legalized and apostilled, and know-your-customer information, each to the satisfaction of the Dutch notary, and fees for execution of each such Dutch notarial deed by a Dutch notary can be expected to be between EUR 2,000 and EUR 5,000. Please note that these Dutch notarial deed requirements should not apply after this voluntary period has concluded.

Following the conclusion of such voluntary period, Intel will enforce the judgment of the Enterprise Chamber against the remaining shareholders of Mobileye and pay the aggregate price determined by the Enterprise Chamber for the remaining shares in Mobileye to the consignment office of the Dutch Ministry of Finance. Upon such payment to the consignment office, ownership of all Mobileye shares that have not previously been transferred to Cyclops will be transferred to Cyclops by operation of law, and the former holders of such shares will then only be entitled to receive payment of the price determined by the Enterprise Chamber for each share held as of the end of the voluntary period from the consignment office of the Dutch Ministry of Finance. At such time, former Mobileye shareholders may contact their bank, broker or other financial intermediary to obtain information on how to receive payment, subject to withholding, from the consignment office of the Dutch Ministry of Finance, including how to provide a Declaration of Status for Israeli Income Tax Purposes, as noted above.

As a result of the commencement of the compulsory acquisition, Intel and Mobileye do not anticipate utilizing the previously announced tax ruling issued by the Israel Tax Authority regarding the tax treatment of the potential asset sale, liquidation and second step distribution that were previously described in the materials filed with the SEC in connection with the tender offer.

To the extent that they have any questions regarding this process, Mobileye shareholders and brokers are invited to contact D.F. King & Co., Inc., the information agent for the compulsory acquisition process, at:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders may call toll free: (800) 966-9021

Banks and Brokers may call collect: (212) 269-5550

Email: mobileye@dfking.com

About Intel

Intel expands the boundaries of technology to make the most amazing experiences possible. Information about Intel can be found at newsroom.intel.com and intel.com.

About Mobileye, an Intel Company

Mobileye, an Intel Company, is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. Mobileye’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Mobileye’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a RoadBook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. Mobileye’s products are or will be integrated into car models from more than 25 global automakers. Mobileye’s products are also available in the aftermarket.

Forward-Looking Statements

This document contains forward-looking statements related to the transaction between Intel and Mobileye, including statements regarding the timing of the transaction as well as statements relating to the determinations expected to be made by the Enterprise Chamber in connection with the transaction. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, risks and uncertainties related to the ability of the parties to consummate the compulsory acquisition and their plans described in this press release in the time expected or at all; the determinations expected to be made by the Enterprise Chamber in connection with the transaction and related payments to be made to Mobileye shareholders; the parties’ anticipation that the asset sale tax ruling will not be utilized; and other risks detailed in Intel’s and Mobileye’s filings with the SEC, including those discussed in Intel’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K and Mobileye’s most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for Intel are also available on Intel’s Investor Relations website at www.intc.com, and SEC filings for Mobileye are available in the Investor Relations section of Mobileye’s website at ir.mobileye.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless otherwise required by applicable law, Intel and Mobileye undertake no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Intel and the Intel logo are trademarks of Intel Corporation in the United States and other countries. Mobileye, EyeQ®, and the Mobileye logo are registered trademarks of the Mobileye group in the United States and in other countries.

*Other names and brands may be claimed as the property of others.

CONTACTS:	Cara Walker	Alexis Blais
	Intel Media Relations	Mobileye Media Relations
	503-696-0831	203-682-8270
	cara.walker@intel.com	mobileyepr@icrinc.com

	Mark Henninger	Dan Galves
	Intel Investor Relations	Mobileye Investor Relations
	408-653-9944	917-960-1525
	mark.h.henninger@intel.com	dan.galves@mobileye.com